RYAN'S FAMILY STEAK HOUSES, INC.
                 REPORTS APRIL SALES INFORMATION

                        -----------------

Ryan's  Family  Steak Houses, Inc. (NASDAQ:RYAN) today  announced that  same-store sales for the 5-week period ended  May  9,  2001
("April") decreased by 1.5%.  Details follow:

                                       April 2001
                                      (Unaudited)
  Total sales                       $71,430,000
  Increase from prior year                  +3%

  Average unit sales ("AUS"):
  Same-store (open at least 18 mos.)      -1.5%
  All-store (all Ryan's units)            -0.3%

Management noted that sales strengthened at the end of the month and was encouraged by strong Mothers' Day sales (included in May's sales results).

At May 9, 2001, the Company owned and operated 305 Ryan's.

The Company's next accounting period consists of 4 weeks, ending on June 6, 2001.